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                             Dillon Read Letterhead            November 18, 1996

Special Committee of the Board of Directors
Loctite Corporation
Hartford Square North
Ten Columbus Boulevard
Hartford, CT 06106-5108

Gentlemen and Madam:

     On November 6, 1996, HC Investments, Inc., a Delaware corporation ("HC Investments") and an indirect wholly owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("Henkel"), commenced a tender offer for all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Loctite Corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of April 14, 1994 (the "Rights Agreement"), and all benefits that may inure to holders thereof, for a purchase price of $57.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 1996, of HC Investments (the "Offer to Purchase") and in the related Letter of Transmittal (collectively, the "Offer"). The Offer to Purchase states that HC Investments presently intends, following consummation of the Offer, to take such steps as are necessary to take control of the Company's Board of Directors and thereafter to have the Company consummate a merger with HC Investments or another direct or indirect subsidiary of Henkel pursuant to which each outstanding Share not tendered into the Offer would be converted into the right to receive an amount in cash equal to the Offer Price (such subsequent transaction, together with the Offer, being herein referred to as the "Henkel Acquisition Offer"). The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date of the Offer, that number of Shares that would, when aggregated with the Shares already owned by HC Investments, represent at least a majority of all outstanding Shares on a fully diluted basis on the date of purchase, and (ii) HC Investments remaining satisfied that the Offer constitutes a "Permitted Offer" under the Rights Agreement and that the Rights will not become exercisable (or be adjusted) under consummation of, or otherwise are inapplicable to, the Henkel Acquisition Offer.

     You have requested our opinion as to whether the consideration being offered to the holders of Shares other than Henkel and its affiliates pursuant to the Offer is adequate, from a financial point of view, to such holders.

     In arriving at our opinion, we have, among other things: (i) reviewed the Offer to Purchase and the related Tender Offer Statement on Schedule 14D-1 and the Transaction Statement on Schedule 13E-3 filed by HC Investments and Henkel with the Securities and Exchange Commission (the "Commission"), (ii) reviewed certain publicly available business and historical financial information relating to the Company, (iii) reviewed historical price and trading data for the Shares, (iv) reviewed certain internal financial information and other data provided to us by the Company relating to the business and prospects of the Company, including financial forecasts prepared by the management of the Company, (v) held discussions with members of the senior management of the Company, (vi) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we considered relevant, (vii) reviewed publicly available financial and securities market data pertaining to certain companies which we deemed to be comparable in certain respects to the Company,
(viii) responded to inquiries from companies with a potential interest in an acquisition transaction involving the Company and (ix) conducted such other financial studies, analyses and investigations, and considered such other information as we deemed necessary or appropriate.
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     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have, with your permission, relied upon it being complete and accurate in all material respects. We have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts provided to or discussed with us, we have assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Further, our opinion is necessarily based on financial, economic, market and other conditions existing on the date hereof.

     We are acting as financial advisor to the Special Committee in connection with the Henkel Acquisition Offer and related matters and will receive a fee from the Company for our services. We have performed and continue to perform investment banking services for the Company and have received customary compensation for such services. In the ordinary course of its business, Dillon, Read & Co. Inc. ("Dillon Read") may trade the securities of the Company and Henkel for its own account or for the accounts of customers, and it may at any time hold a long or short position in such securities.

     It is understood that our advisory services and the opinion expressed herein are provided for the information of the Special Committee in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation as to whether or not any shareholder should tender shares pursuant to the Offer. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Dillon Read be made, without our prior written consent, except that this opinion may be reproduced in full in the Solicitation/Recommendation Statement on Schedule 14D-9 mailed by the Company to its shareholders in response to the Offer.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration being offered to the holders of Shares other than Henkel and its affiliates pursuant to the Offer is inadequate, from a financial point of view, to such holders.

                                          Very truly yours,

                                          DILLON, READ & CO. INC.